J.P.Morgan

J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (JPVOLUSA)

The J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (the "Strategy") (**JPVOLUSA <Index>**) is a fully transparent and directly investable strategy that references the level of implied vs. realised volatility of the S&P 500 Index (the "S&P 500")

Overview

- The Strategy aims to monetize the difference (the "carry") between implied and realized volatility, whilst mitigating potential drawdowns through
  - conservative overall positioning
  - initiation of long variance exposure / protection in times of stress when the carry is negative
- Each strategy business day, the Strategy may initiate a synthetic 30-day variance swap position on the S&P 500 according to the observed carry signal (the "Variance Component"
- Each strategy business day, the Strategy may initiate a synthetic exposure in futures contracts on the CBOE Volatility Index (the "VIX Index") according to the observed risk signal (the "Futures Component")
- The ability to combine tactical long and short variance positions aims to deliver robust, stable returns

Rationale

- Traditional derivative end-users tend to be buyers of market volatility, mainly through the purchase of downside protection on major equity indices
- Given the negative skew in equity markets, implied volatility tends to be priced higher than realised volatility, thus representing a risk premium that end-users are willing to pay for protection
- Synthetic variance swaps allow liquid trading of implied versus realised volatility, allowing investors to monetize this difference
- During market sell-offs, volatility can realise substantially higher than what was implied. An efficient carry strategy with exposure that adjusts to the prevailing market conditions can mitigate any potential drawdowns

Strategy Mechanics



Each strategy business day …

Transparency of Replication

- The Strategy is constructed entirely from publicly available information, minimising discretion
- The strike level of each synthetic variance swap is calculated based on the level of the VIX Index (which is a measure of implied volatility) as published on Bloomberg
- Fees and Adjustments: Transaction costs are replicated as a formulaic spread from the strike level and an annualised adjustment factor of 0.75% is deducted from the Strategy RIDER 1



	Volemont	S&P 500
Return per annum	**16.33%**	4.69%
Volatility per annum	**12.63%**	23.72%
Sharpe Ratio	**1.29**	0.20

Simulated Performance

November 11, 2014

Monthly Performance

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2008	-1.50%	0.72%	-1.64%	1.24%	2.17%	-1.86%	-1.61%	-0.05%	-8.64%	29.57%	10.80%	-0.73%	**26.85%**
2009	-0.04%	7.38%	0.84%	1.36%	2.83%	3.80%	1.81%	3.17%	3.53%	-1.18%	2.96%	4.52%	**35.44%**
2010	0.21%	0.28%	3.33%	-0.62%	-0.45%	-4.15%	4.82%	1.92%	1.97%	3.59%	1.32%	4.39%	**17.53%**
2011	1.71%	1.95%	0.14%	2.60%	2.07%	-0.07%	-1.65%	-6.26%	9.03%	-5.69%	1.39%	1.55%	**6.05%**
2012	4.17%	3.28%	2.32%	0.16%	0.94%	1.30%	0.49%	2.14%	1.40%	1.28%	0.48%	1.14%	**20.78%**
2013	1.16%	-0.27%	1.48%	-1.10%	-0.39%	-0.51%	1.67%	0.22%	1.67%	1.35%	0.83%	-0.27%	**5.94%**
2014	-0.47%	-2.90%	1.45%	-0.18%	1.38%	1.34%	-0.92%	1.49%	-0.02%				**1.09%**

Source: J.P. Morgan Past performance is not a guide to future performance. Performance relates to the period January 1st, 2008 to Sep 30th, 2014. Performance before August 2011 is provided on a back-tested basis only.